Exhibit 4.25

(Summary Translation)

Loan agreement with Chongqing Three Gorges Bank
Date of the Agreement	December 18, 2013
Borrower (Party A)	Chongqing Daqo New Energy Co., Ltd.
Lender (Party B)	Chongqing Three Gorges Bank Wanzhou Branch
Date and No. of comprehensive credit agreement	SXC02262013400017 December 18, 2013
Use of loan	Purchase of raw material
Type of loan	Working capital loan
Amount	RMB 70 million
Term of loan	12 months
Interest rate	Fixed rate at 6.6% per year
Interest settlement day	Interest shall be settled on the 20th day of each month.
Withdrawal	Loan shall be withdrawn in two tranches
Repayment	Repayment of principal and interest shall be made in once on December 19, 2014
Guarantee	1. Guarantee provided by Daqo Group Co., Ltd. 2. Guarantee provided by Nanjing Daqo Electrical Co., Ltd. 3. Guarantee provided by Chongqing Wanzhou Economic Technological Development Co., Ltd.
Party A's covenants

Party A shall:

1. Notify Party B in at least 30 days advance and obtain a written consent from Party B in respect of leasing, shareholding restructure, merger, joint venture, spin-off, substantial asset transfer and other actions which will affect the realization of Party B's rights;

2. Notify Party B in written immediately in respect of any matter which may jeopardize Party A's normal operation or cause material adverse impact to its ability to its performance of this Agreement;

3. Notify Party B in written in respect of shut down, dissolution, suspension or revocation within 5 days since the occurrence of such event and guarantee to immediately repay the principal and interest.

Events of Default

1. Party A authorizes Party B to deduct the funds it deposited the accounts opened at Chongqing Three Gorges Bank for the repayment of loan in the event of default. The interest of the default loan shall be the fixed interest rate as agreed hereof plus 50% thereof and the for the outstanding interest a compound interest will be imposed.

2. In the event that Party A does not withdraw the loan as agreed hereof, Party B is entitled to charge a daily default penalty according to the interest rate agreed hereof;

1

3. In the event that Party A does not apply the loan as agreed hereof, Party B is entitled to cease to grant the loan and require for repayment of the whole or part of the loan or terminate the Agreement and impose an interest of 100% over the hereby agreed interest rate for the part of loan that is not applied as agreed.

4. Party A dispose, transfer or threaten to transfer material part of its asset without Party B's prior consent;

5. Contracting, leasing, shareholding restructure, merger, joint venture, decrease of share capital, spin-off, substantial asset transfer and other actions which will affect the realization of Party B's rights without Party B's prior consent.

6. Involved in material financial dispute or deterioration of financial status which may materially affect or jeopardize the realization of Party B's creditor's rights.

2